UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 2, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

P34 Controlled Subsidiary - Los Angeles, CA

On August 2, 2019 we directly acquired ownership of a “wholly-owned subsidiary”, CNP 112, LLC (the “P34 Controlled Subsidiary”), for an initial purchase price of approximately $1,032,000 which was the initial stated value of our equity interest in the P34 Controlled Subsidiary (the “P34 Investment”). The P34 Controlled Subsidiary used the proceeds to close on the acquisition of one multi-tenant building containing four residential units totaling approximately 2,000 square feet of gross rentable area on an approximately 6,000 square foot lot (the “P34 Property”). Details of the acquisition can be found here.

The original business plan was to renovate units over time as tenants vacated, which would allow for the backfilling of these units with tenants who would lease the newly renovated units at market rents. The intention was for this to result in an overall increase in value of the asset over time. However, roughly one year into the hold period, only one tenant vacated the premises. This unit was renovated and leased at a market rent, creating value. Two other units vacated later in the hold period, however, these units were not re-leased, as the plans were to sell the asset. The P34 Property also experienced minor ongoing delinquency issues. Despite this, demand remained strong for this asset class toward the end of 2022 and into 2023, where eventually, market conditions became favorable for sale. Given that less tenants were vacating units than originally underwritten and this asset type no longer fit within the long term investment strategy of the fund, the decision was made to take advantage of market conditions and sell the asset.

On October 2, 2023, the P34 Controlled Subsidiary sold the P34 Property for a sales price of approximately $1,065,000 resulting in an internal rate return on the P34 Investment of approximately 0.61%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

		By:	Fundrise Advisors, LLC
		Its:	Manager

		By:	/s/ Bjorn J. Hall
		Name:	Bjorn J. Hall
		Title:	General Counsel

Date:	October 11, 2023